Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2019

May 15, 2019

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended March 31,
In thousands of U.S. Dollars (except per share and share amounts)	Note	2019	2018 * †
Revenue	4,5	580,384	392,891
Cost of revenue (excluding depreciation and amortization)	6	(162,636)	(80,264)
Gross profit (excluding depreciation and amortization)		417,748	312,627
General and administrative	6	(259,357)	(141,307)
Sales and marketing		(84,343)	(49,418)
Research and development		(12,511)	(8,035)
Operating income		61,537	113,867
Gain on re-measurement of deferred contingent payment	5,6	9,378	—
Gain on re-measurement of Embedded Derivative	5,6	22,600	—
Unrealized foreign exchange loss on financial instruments associated with financing activities	5,6	(1,632)	—
Other net financing charges	5,6	(77,323)	(38,351)
Net financing charges		(46,977)	(38,351)
Earnings before income taxes		14,560	75,516
Income tax recovery (expense)	7	13,098	(1,155)
Net earnings		27,658	74,361
Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.		27,913	75,451
Non-controlling interest		(255)	(1,090)
Net earnings		27,658	74,361
Earnings per Common Share (U.S. dollars)
Basic	8	$0.10	$0.51
Diluted	8	$0.10	$0.36
Weighted average Common Shares outstanding (thousands)
Basic	8	273,368	148,233
Diluted	8	273,946	209,496

* Certain amounts were reclassified in the comparative period. See note 2.

† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 15.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three Months Ended March 31,
In thousands of U.S. Dollars	Note	2019	2018 †
Net earnings		27,658	74,361
Items that are or may be reclassified to net (loss) earnings
Debt instruments at FVOCI – changes in fair value *	13	649	(789)
Debt instruments at FVOCI – reclassified to net earnings *	13	(68)	7
Foreign operations – unrealized foreign currency translation differences		96,023	(45,243)
Cash flow hedges – effective portion of changes in fair value **	13	18,910	(33,095)
Cash flow hedges – reclassified to net earnings **	13	(42,557)	38,216
Other comprehensive income		72,957	(40,904)
Total comprehensive income		100,615	33,457
Total comprehensive income (loss) attributable to:
Shareholders of The Stars Group Inc.		100,632	34,547
Non-controlling interest		(17)	(1,090)
Total comprehensive income		100,615	33,457

† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 15.

* For debt instruments measured at fair value through other comprehensive income (“FVOCI”), the amounts are presented net of aggregate income tax of $49,000 for the three months ended March 31, 2019 (March 31, 2018 - net of income tax of $nil).

** For other comprehensive income in relation to cash flow hedges, the amounts are presented net of aggregate income tax of $nil for the three months ended March 31, 2019 (March 31, 2018 - net of income tax of $nil).

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at March 31,	As at December 31,
In thousands of U.S. Dollars	Note	2019	2018 †
ASSETS
Current assets
Cash and cash equivalents - operational		266,513	392,853
Cash and cash equivalents - customer deposits		333,205	328,223
Total cash and cash equivalents		599,718	721,076
Restricted cash advances and collateral		11,479	10,819
Prepaid expenses and other current assets		49,254	43,945
Current investments - customer deposits		106,507	103,153
Accounts receivable		118,142	136,347
Income tax receivable		24,753	26,085
Total current assets		909,853	1,041,425
Non-current assets
Restricted cash advances and collateral		10,517	10,630
Prepaid expenses and other non-current assets		31,787	32,760
Non-current accounts receivable		18,727	14,906
Property and equipment	15	147,571	85,169
Income tax receivable		23,178	15,611
Deferred income taxes	7	2,253	1,775
Derivatives	10	96,122	54,583
Intangible assets		4,734,896	4,742,699
Goodwill		5,320,324	5,265,980
Total non-current assets		10,385,375	10,224,113
Total assets		11,295,228	11,265,538
LIABILITIES
Current liabilities
Accounts payable and other liabilities		335,066	424,007
Customer deposits		436,694	423,739
Current provisions	11	28,870	39,189
Derivatives	10	17,726	16,493
Income tax payable		66,802	72,796
Current portion of lease liability	15	18,996	—
Current portion of long-term debt	9	131,750	35,750
Total current liabilities		1,035,904	1,011,974
Non-current liabilities
Lease liability	15	48,405	—
Long-term debt	9	5,191,955	5,411,208
Long-term provisions	11	3,550	4,002
Derivatives	10	81,468	6,068
Other long-term liabilities		72,799	79,716
Income tax payable		27,388	18,473
Deferred income taxes	7	576,629	580,697
Total non-current liabilities		6,002,194	6,100,164
Total liabilities		7,038,098	7,112,138
EQUITY
Share capital	12	4,116,717	4,116,287
Reserves	13	(394,225)	(469,629)
Retained earnings		530,674	502,761
Equity attributable to the Shareholders of The Stars Group Inc.		4,253,166	4,149,419
Non-controlling interest		3,964	3,981
Total equity		4,257,130	4,153,400
Total liabilities and equity		11,295,228	11,265,538

† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 15.

See accompanying notes.

Approved and authorized for issue on behalf of the Board on May 15, 2019.

(Signed) “Divyesh (Dave) Gadhia”, Director Divyesh (Dave) Gadhia, Executive Chairman of the Board	(Signed) “David Lazzarato”, Director David Lazzarato, Chairman of the Audit Committee of the Board

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2019 and 2018:

	Share Capital
In thousands of U.S. Dollars, except share numbers	Common Shares number	Preferred Shares number	Common Shares amount	Preferred Shares amount	Reserves (note 13)	Retained earnings	Equity attributable to the Shareholders of The Stars Group Inc.	Non-controlling interest	Total equity
Balance – January 1, 2018	147,947,874	1,139,249	1,199,834	684,385	(142,127)	605,213	2,347,305	33	2,347,338
Net earnings (loss)	—	—	—	—	—	75,451	75,451	(1,090)	74,361
Other comprehensive loss	—	—	—	—	(40,904)	—	(40,904)	—	(40,904)
Total comprehensive (loss) income	—	—	—	—	(40,904)	75,451	34,547	(1,090)	33,457
Issue of Common Shares in relation to stock options and equity awards	640,788	—	11,569	—	(1,832)	—	9,737	—	9,737
Conversion of Preferred Shares to Common Shares	13,887	(271)	211	(211)	—	—	—	—	—
Stock-based compensation	—	—	—	—	2,383	—	2,383	—	2,383
Reversal of deferred tax on stock-based compensation	—	—	—	—	(359)	—	(359)	—	(359)
Acquisition of non-controlling interest in subsidiary	—	—	—	—	—	—	—	1,834	1,834
Balance – March 31, 2018	148,602,549	1,138,978	1,211,614	684,174	(182,839)	680,664	2,393,613	777	2,394,390

Balance – December 31, 2018 †	273,177,244	—	4,116,287	—	(469,629)	502,761	4,149,419	3,981	4,153,400
Net earnings (loss)	—	—	—	—	—	27,913	27,913	(255)	27,658
Other comprehensive income	—	—	—	—	72,719	—	72,719	238	72,957
Total comprehensive income (loss)	—	—	—	—	72,719	27,913	100,632	(17)	100,615
Issue of Common Shares in relation to stock options and equity awards (note 12)	21,900	—	430	—	(51)	—	379	—	379
Stock-based compensation	—	—	—	—	2,736	—	2,736	—	2,736
Balance – March 31, 2019	273,199,144	—	4,116,717	—	(394,225)	530,674	4,253,166	3,964	4,257,130

† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 15.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended March 31,
In thousands of U.S. Dollars	Note	2019	2018 †
Operating activities
Net earnings		27,658	74,361
Add (deduct):
Income tax (recovery) expense recognized in net earnings		(13,098)	1,155
Net financing charges	6	46,977	37,615
Depreciation and amortization	6	109,294	39,258
Stock-based compensation	13	2,736	2,383
Unrealized gain on foreign exchange		(9,469)	(4,425)
Unrealized gain on investments		(243)	(1,033)
Impairment of property and equipment and intangible assets	6	154	115
Realized loss on current investments and promissory note		27	437
Income taxes paid		(7,818)	(1,370)
Changes in non-cash operating elements of working capital		(62,163)	(13,308)
Customer deposit liability movement		15,341	(189)
Other		989	(2,930)
Net cash inflows from operating activities		110,385	132,069
Investing activities
Acquisition of subsidiaries, net of cash acquired	3	—	(101,703)
Additions to intangible assets		(4,534)	(2,427)
Additions to property and equipment		(4,047)	(3,585)
Additions to deferred development costs		(20,146)	(6,431)
Net (purchase) sale of investments utilizing customer deposits		(3,354)	12,447
Settlement of minimum revenue guarantee		(675)	(2,713)
Other		—	575
Net cash outflows from investing activities		(32,756)	(103,837)
Financing activities
Issuance of Common Shares in relation to stock options	12	379	9,737
Repayment of long-term debt	9	(108,938)	(6,068)
Repayment of lease liability principal		(3,131)	—
Interest paid		(91,761)	(31,488)
Proceeds on loan issued to the holders of non-controlling interest	9	1,421	—
Net cash outflows from financing activities		(202,030)	(27,819)
(Decrease) increase in cash and cash equivalents		(124,401)	413
Unrealized foreign exchange difference on cash and cash equivalents		3,043	1,850
Cash and cash equivalents – beginning of period		721,076	510,323
Cash and cash equivalents – end of period		599,718	512,586

† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 15.

See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

The Stars Group Inc. (“The Stars Group” or the “Corporation”) is a global leader in the online and mobile gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings. The Stars Group offers these products directly or indirectly under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK.

The Stars Group’s primary business and main source of revenue is its online gaming businesses. These currently consist of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014 (the ‘‘Stars Interactive Group Acquisition’’), the operations of Cyan Blue Topco Limited and its subsidiaries and affiliates (collectively, “Sky Betting & Gaming” or “SBG”), which it acquired in July 2018 (the “SBG Acquisition”), and TSG Australia Pty Ltd (formerly CrownBet Holdings Pty Limited) and its subsidiaries and affiliates, including TSGA Holdco Pty Limited (formerly William Hill Australia Holdings Pty Ltd) and its subsidiaries and affiliates (“TSGA” and where the context requires, collectively, “BetEasy”), which it acquired an 80% equity interest in between February 2018 and April 2018 (BetEasy acquired TSGA in April 2018) (collectively, the “Australian Acquisitions”). The Stars Interactive Group is headquartered in the Isle of Man and operates globally; SBG is headquartered in and primarily operates in the United Kingdom; and BetEasy is headquartered in and primarily operates in Australia.

As at March 31, 2019, The Stars Group had three reportable segments, the international business (“International”), the United Kingdom business (“United Kingdom”) and the Australian business (“Australia”), each as described below, as well as a corporate cost center (“Corporate”). There are up to four major lines of operations within the Corporation’s reportable segments, as applicable: real-money online poker (“Poker”), real-money online betting (“Betting”), real-money online casino gaming and bingo (“Gaming”), and other gaming-related revenue, including, without limitation, from social and play-money gaming, live poker events, branded poker rooms, Oddschecker and other nominal sources of revenue (“Other”). As it relates to these lines of operations, online revenue includes revenue generated through the Corporation’s real-money online, mobile and desktop client platforms, as applicable.

The International segment currently includes the Stars Interactive Group business, and operates across all lines of operations and in various jurisdictions around the world, including the United Kingdom; the United Kingdom segment currently consists of the business operations of Sky Betting & Gaming, including those outside of the United Kingdom, and operates across all lines of operations primarily in the United Kingdom; and the Australia segment currently consists of the business operations of BetEasy, and operates primarily within the Betting line of operation and primarily in Australia. Prior segmental results for the three months ended March 31, 2018 have been recast to be presented in a manner consistent with the current reporting segments. See note 5. Certain amounts were reclassified in the comparative period segmental results. See note 2.

The Stars Group was incorporated on January 30, 2004 under the Companies Act (Quebec) and continued under the Business Corporations Act (Ontario) on August 1, 2017. The registered head office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, Canada, M5J 2J3 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TSGI”, and the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TSG”.

For reporting purposes, the Corporation prepares its unaudited interim condensed consolidated financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars, references to “GBP” or “₤” are to British Pound Sterling and references to “AUD” or “AUD $” are to Australian dollars. Unless otherwise indicated, all references to a specific “note” refer to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three months ended March 31, 2019. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34—Interim Financial Reporting as issued by the IASB, and do not include all the information required for full annual consolidated financial statements. Except as described below, the accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements and related notes contained therein are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2018 (the “2018 Financial Statements”). These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2018 Financial Statements.

On January 1, 2019, the Corporation adopted the provisions in IFRS 16, Leases (“IFRS 16”) and International Financial Reporting Interpretations Committee (“IFRIC”) 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). See note 15. Changes to significant accounting policies in relation to these adoptions are detailed below. The Corporation also expects to reflect these changes in accounting policies in its audited consolidated financial statements as at and for the year ended December 31, 2019.

As previously announced, in response to reporting segment changes following the Australian Acquisitions (as defined above and further detailed in note 5), and to align with financial measures commonly used in the industry, the Corporation made certain reclassifications during the second quarter of 2018 to the comparative unaudited interim condensed consolidated financial statements to enhance their comparability with the current presentation. Consistent reclassifications have been made to the comparative balances in the unaudited interim condensed consolidated financial statements in subsequent quarters. As a result, certain line items have been amended in the comparative unaudited interim condensed consolidated statement of earnings and the related notes to the unaudited interim condensed consolidated financial statements. Additional reclassifications have been made to the comparative balances of segmental information. These reclassifications are outlined below:

Unaudited Interim Condensed Consolidated Statements of Earnings

The following financial statement line items, which the Corporation first introduced during the second quarter of 2018, resulted in a reclassification of the comparative period: Cost of revenue (excluding depreciation and amortization), Gross profit (excluding depreciation and amortization) and Operating income.

•	Cost of revenue (excluding depreciation and amortization) includes direct costs associated with revenue generating activities such as the following material items:
-	Gaming duty ($43.0 million for the three months ended March 31, 2018), previously reported separately.
-	Processor costs ($20.0 million for the three months ended March 31, 2018), previously reported within General and administrative expenses.
-

Royalties ($8.9 million for the three months ended March 31, 2018) and affiliates costs ($3.0 million for the three months ended March 31, 2018), which are directly related to revenue generating activities and previously reported within Selling costs.

•	The following material expense categories have been categorized as follows:
-	General and administrative expenses now also include the following:
▪	Foreign exchange ($1.2 million gain for the three months ended March 31, 2018) and bank charges ($0.3 million for the three months ended March 31, 2018), previously reported within Financial expenses.
▪	A portion of the gain from investments relating to certain equity instruments ($0.5 million for the three months ended March 31, 2018), previously reported separately within Gain from investments.
-	Sales and marketing:
▪	Selling expenses remain as reported in previous periods, except as described above.
-	Research and development:
▪	Previously reported within General and administrative expenses and now reported separately.
-	Net financing charges:
▪

Financial expenses remain as previously reported, except for the inclusion of a portion of investment income ($0.5 million for the three months ended March 31, 2018) (previously reported separately within Gain from investments) and as noted above.

Unaudited Interim Condensed Consolidated Statements of Financial Position

There were no reclassifications to the comparative period.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

There were no material reclassifications to the comparative period.

Segmental information (note 5)

The Corporation recorded an immaterial reclassification for the three months ended March 31, 2018 of $0.1 million resulting in a decrease to Adjusted EBITDA reported for the International segment and a corresponding increase of the same amount to Adjusted EBITDA for the Corporate Cost Center.

New significant accounting policies

IFRS 16, Leases

The Corporation adopted IFRS 16 effective January 1, 2019. See note 15. In preparation for the first-time application of IFRS 16, the Corporation carried out an implementation project, which has shown that the new definition in IFRS 16 will not significantly change the scope of the Corporation’s contracts that meet the definition of a lease.

IFRS 16 introduces significant changes to lessee accounting by removing the distinction between operating and finance lease requirements and adding a requirement for the recognition of a right-of-use asset and a lease liability at the commencement of all leases except short-term leases and leases of low value assets for which the election has been applied. The requirements for lessor accounting have remained substantially unchanged. The Corporation applied IFRS 16 using the modified retrospective approach, with right of use assets being measured at the amount equal to the lease liability, adjusted for any amount of applicable prepaid or accrued lease payments recognized on the statement of financial position as at December 31, 2018. As a reuslt, there was no restatement of the comparative period. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for applicable consideration.

The Corporation applied the following transitional related elections available upon transition to IFRS 16:

•	Hindsight in the determination of right-of-use assets and lease liabilities on transition;
•

Reliance on the assessment of whether leases are onerous by applying IAS 37, Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review;

•	Exclusion of initial direct costs from the measurement of right-of-use assets on transition; and
•	No recognition of right-of-use assets and lease liabilities for leases expiring within 12 months of adoption of IFRS 16.

The Corporation as a Lessee

The Corporation assesses whether a contract is or contains a lease at the inception of the applicable contract. IFRS 16 changes how the Corporation accounts for leases that it otherwise would have previously classified as operating leases under IAS 17, Leases (“IAS 17”). Under IFRS 16, for all leases except as noted above, the Corporation:

a)	Recognizes a right-of-use asset and a lease liability in the consolidated statement of financial position; initially measured at the present value of future lease payments;
b)

Recognizes depreciation of right-of-use assets and interest on lease liabilities in the consolidated statement of profit or loss as part of general and administrative expense and other interest expense within net financing charges, respectively; and

c)

Separates the total amount of cash payments in relation to lease liabilities into a principal portion and interest (each presented within financing activities) in the consolidated statement of cash flows.

Lease incentives are recognized as part of lease liabilities, except if received prior to lease commencement, and as part of the measurement of right-of-use assets, whereas in IAS 17 they resulted in the recognition of a lease incentive liability, amortized as a reduction of rental expense on a straight-line basis.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36, Impairment of Assets, which replaces the previous requirement to recognize a provision for onerous lease contracts.

For short-term leases (lease term of 12 months or less) and leases of low-value assets; such as personal computers and office furniture, the Corporation has opted to recognize a lease expense on a straight-line basis as permitted by IFRS 16.

The lease liability is initially measured at the present value of the future lease payments, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, the Corporation uses its incremental borrowing rate at the lease commencement date. The Corporation subsequently measures the lease liability by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect the lease payments made.

Lease payments included in the measurement of the lease liability include:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives;
•	Variable lease payments that depend on an index or rate initially measured using the index or rate at the commencement date;
•	Amount expected to be payable by the lessee under residual value guarantees;
•	The exercise price of purchase options if the lessee is reasonably certain to exercise the options; and
•	Payments of penalties for terminating the lease if the lease term reflects an option to terminate the lease.

The Corporation remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever:

•

The lease term has changed or there is a change in the assessment of exercise of a purchase option; in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•

The lease payments change due to changes in an index or rate or change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or

•

A lease contract is modified and the lease modification is not accounted for as a separate lease; in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement of the lease, and any initial costs. They are then subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the underlying asset.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability or right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers such payments occurs.

As a practical expedient, IFRS 16 permits a lessee to not separate non-lease components, but instead account for any lease and associated non-lease components as a single arrangement.  The Corporation has applied this practical expedient.

The Corporation as a Lessor

The Corporation does not currently have any material contracts where the Corporation acts as a lessor.

IFRIC 23, Uncertainty over Income Tax Treatments

The Corporation adopted IFRIC 23 effective January 1, 2019. Where uncertain tax treatments exist, the Corporation assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Corporation assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Corporation believes provides a better prediction of the resolution of the uncertainty. The Corporation considers whether it is probable that the relevant authority will accept each uncertain tax treatment, or group of uncertain tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The adoption of the interpretation did not have a material impact on the unaudited interim condensed consolidated financial statements.

Key sources of estimation uncertainty

Determining the carrying amounts of some assets and liabilities requires estimation of the effects of uncertain future events on those assets and liabilities at the end of the reporting period. The following discussion sets forth key sources of estimation uncertainty at the end of the reporting period that management believes have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Goodwill impairment

At least annually, the Corporation tests whether goodwill is subject to any impairment in accordance with the applicable accounting policy set forth in note 2 of the 2018 Financial Statements. The Corporation completed its annual goodwill impairment testing as at December 31, 2018.

The recoverable amount for any cash-generating unit (“CGU”) or group of CGUs is determined based on the higher of fair value less costs to sell and value in use. Both valuation approaches require management to use judgments and estimates. Goodwill impairment exists when the carrying value of a CGU or group of CGUs exceeds its recoverable amount. Estimates used in determining the recoverable amount include but are not limited to expected cash flows, growth rates, capital expenditures and discount rates. A change in future earnings or any other assumptions may have a material impact on the fair value of the CGU or group of CGUs, and could result in an impairment loss. See note 11 of the 2018 Financial Statements.

Valuation of deferred contingent payment on acquisition of non-controlling interest

As part of the previously disclosed incremental acquisition of an 18% equity interest in BetEasy, BetEasy’s management team will be entitled to an additional payment of up to AUD $232 million in 2020, subject to certain performance conditions primarily related to its EBITDA, and payable in cash and/or additional Common Shares at The Stars Group’s discretion. The Corporation considered this additional payment to be a contingent consideration and accounted for it as part of the purchase price related to the acquisition of the 18% equity interest in BetEasy. The deferred contingent payment is subsequently recorded at fair value at each balance sheet date, with re-measurements recorded within net financing charges. In valuing the deferred contingent payment as at March 31, 2019, the Corporation used a discount rate of 10.5% (December 31, 2018 – 10.5%), considering the term of the deferred contingent payment period and credit risk. The Corporation applied a volatility of historical EBITDA for comparable companies of 22.5% (December 31, 2018 – 25%), which was based on historical performance and market indicators. See notes 3 and 14.

Uncertain tax treatments

Determining the Corporation’s income tax and its provisions for income taxes involves a significant degree of estimation and judgment, particularly in respect of open tax returns relating to prior years where the liabilities remain to be agreed with the local tax authorities. The Corporation is also subject to tax authority audits and has a number of open tax enquiries. As a result, it has recognized a number of provisions against uncertain tax positions that are recognized based on management’s best estimate of the outcome after taking into consideration all available evidence, and where appropriate, after taking external advice. The tax provisions recorded in the Corporation’s unaudited interim condensed consolidated financial statements in respect of prior years relate to intercompany trading and financing arrangements entered into in the normal course of business and tax audits that are currently in progress with fiscal authorities. Due to the uncertainty associated with such tax items it is possible that at a future date, on resolution of the open tax matters, the final outcome may vary significantly and there is the potential for a material adjustment to the carrying amounts of the liability recorded as a result of this estimation uncertainty.

Critical accounting estimates and judgments

The preparation of the Corporation’s unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions concerning the future. It also requires management to exercise its judgment in applying the Corporation’s accounting policies. Estimates and judgments are continuously evaluated and are based on historical experience, general economic conditions, and trends and other factors, including expectations of future events.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the unaudited interim condensed consolidated financial statements and actual results could differ from the Corporation’s estimates.

The following discussion sets forth for the quarter ended March 31, 2019 what management believes to be the most significant estimates and assumptions in determining the value of assets and liabilities and the most significant judgments in applying the Corporation’s accounting policies.

Deferred contingent payments

Management makes judgments and estimates in determining the value of deferred contingent payments that should be recorded as part of the consideration on the date of acquisition and changes in deferred contingent payments payable in subsequent reporting periods. The deferred contingent payment relating to the incremental acquisition of an 18% equity interest in BetEasy is discussed above in key sources of estimation uncertainty and in notes 3 and 14.

Useful lives of long-lived assets

Estimates are used for each component of an asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and, in the case of intangible assets, where applicable, contractual provisions that enable the renewal or extension of the asset’s legal or contractual life without substantial cost, as well as renewal history or the expected period of future benefit of the intangible asset. Incorrect estimates of useful lives could result in an increase or decrease in the annual amortization expense and future impairment charges.

Valuation of embedded derivatives

The Senior Notes (as defined below) include certain embedded features allowing the Corporation to redeem the Senior Notes or allowing the holders to require a redemption of the Senior Notes. As previously disclosed, these features were bifurcated from the carrying value of the Senior Notes. Management used estimates, including an implied credit spread of 3.4% as at March 31, 2019 (December 31, 2018 – 4.6%), in determining the fair value of the Embedded Derivative (as defined below). See notes 9, 10 and 14.

Contingent liabilities

The Corporation reviews outstanding legal cases following developments in legal proceedings at each balance sheet date, considering, among other things: the nature of the litigation, claim or assessment; the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought; the progress of the case (including progress after the date of the consolidated financial statements but before those statements are issued); the opinions or views of legal counsel and other advisors; experience of similar cases; and any decision of the Corporation’s management as to how it will respond to the litigation, claim or assessment. The Corporation assesses the probability of an outflow of resources to settle the obligation as well as if the outflow can be reliably measured. If these conditions are not met, no provision will be recorded and the relevant facts will be disclosed as a contingent liability. To the extent that the Corporation’s assessments at any time do not reflect subsequent developments or the eventual outcome of any claim, its future consolidated financial statements may be materially affected, with a favorable or adverse impact on the Corporation’s business, financial condition or results of operations.

Determination of lease term

The Corporation’s lease portfolio includes contracts with extension and termination options. These terms are used to maximize operational flexibility with respect to managing such contracts.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The Corporation reviews the applicable assessment if a significant event or a significant change in circumstances occurs which affects the assessment and that is within the control of the lessee. If the Corporation exercises an extension option (or elects not to exercise a termination option) that was not included in the lease term, this would result in an increase to the right of use asset and lease liability. The weighted average remaining life of the Corporation’s leases is 5.10 years.

3.	ACQUISITION OF SUBSIDIARIES

BetEasy

On February 27, 2018, a subsidiary of the Corporation acquired a 62% controlling equity interest in BetEasy for a total consideration of $117.7 million. Accordingly, the Corporation acquired $58.8 million of identifiable net assets, including $102.4 million of intangible assets, of which it recognized a non-controlling interest of $1.0 million in relation to the acquired identifiable net assets. The Corporation also recognized $59.9 million of goodwill in connection with the same.

On April 24, 2018, a subsidiary of the Corporation acquired an additional 18% interest in BetEasy for a total consideration of $229.2 million. Included in the total consideration paid was a deferred contingent payment, which is included in other long-term liabilities in the unaudited interim condensed statements of financial position. See note 14 for details regarding the valuation of the deferred contingent payment. The acquisition of the additional equity interest in BetEasy had no impact on the fair values of the goodwill and intangible assets acquired on February 27, 2018; however, the excess of the total consideration compared to the carrying value of the 18% non-controlling interest was recognized directly in equity as acquisition reserve.

During the three months ended March 31, 2019, the Corporation finalized the purchase price allocation in relation to this acquisition and did not record any adjustments.

Also in connection with the Corporation’s acquisition of the additional 18% interest in BetEasy, the Corporation entered into a non-controlling interest put-call option in relation to the 20% interest in BetEasy held by its minority interest shareholders, with an exercise price based on certain future operating performance conditions of the acquired business. This was determined to be a non-controlling interest put-call option with a variable settlement amount that can be settled in either cash or shares or a combination of both, and because the put-call option does not clearly grant the Corporation with present access to returns associated with the remaining 20% ownership interest, the Corporation recognized this put-call option as a net liability derivative. As at each of the acquisition date and March 31, 2019, the Corporation determined that the fair value of this non-controlling interest derivative was $nil.

TSGA

On April 24, 2018, BetEasy acquired 100% of TSGA for total consideration of $241.2 million. Accordingly, the Corporation acquired $162.5 million of identifiable net assets, including $267.3 million of intangible assets. The Corporation recognized $78.7 million of goodwill in connection with the same.

The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with this acquisition. Therefore, the information disclosed above and in the 2018 Financial Statements is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date. During the three months ended March 31, 2019, the Corporation recorded an adjustment to increase the acquired financial liabilities by $0.4 million with a corresponding increase to the goodwill recognized. The comparative consolidated statement of financial position has not been restated to reflect this adjustment.

SBG

On July 10, 2018, the Corporation completed the SBG Acquisition, acquiring 100% of SBG for total consideration of $3.24 billion. Accordingly, the Corporation acquired $808.7 million of identifiable net assets, including $3.04 billion of intangible assets. The Corporation recognized $2.43 billion of goodwill in connection with the same.

The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with this acquisition. Therefore, the information disclosed above and in the 2018 Financial Statements is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date. The Corporation did not record any adjustments to the provisional purchase price allocation during the three months ended March 31, 2019.

4.REVENUE

The Corporation recognized the following amounts in the unaudited interim condensed consolidated statements of earnings:

	Three Months Ended March 31,
In thousands of U.S. Dollars	2019	2018
Poker revenue	217,439	245,870
Gaming revenue	189,211	106,710
Betting revenue	155,666	27,811
Other revenue from customers	15,806	9,205
Other sources of revenue	2,262	3,295
Total revenue	580,384	392,891

Revenue from contracts with customers have not been further disaggregated as the nature of the revenue streams, contract duration and timing of transfer of services are all largely homogenous. For further information regarding revenue, including segment revenue by major line of operations and geographic region. See note 5.

5.	SEGMENTAL INFORMATION

Segments are reported in a manner consistent with the internal reporting provided to the Corporation’s Chief Operating Decision Maker (“CODM”). The Corporation’s CODM consists of its Chief Executive Officer, Chief Financial Officer and Chief Corporate Development Officer, as this group is responsible for allocating resources to, and assessing the performance of, the operating segments of the Corporation.

As a result of its previously announced Australian Acquisitions and SBG Acquisition, the Corporation revised the composition of its reporting segments and the manner in which it has reported its operating results beginning with the unaudited interim condensed consolidated financial statements for the second quarter of 2018. The Corporation believes that the new presentation better reflects its current and expected management and operational structure. Earlier periods have been presented in a manner consistent with the revised segmentation. Certain amounts were reclassified in the comparative period segmental results. See note 2. The segmentation reflects the way the CODM evaluates performance of, and allocates resources within, the business.

The CODM considers the Corporation’s business from both a geographic and product offering or lines of operation perspective. Giving effect to the reporting segment changes for the three months ended March 31, 2019 and 2018, the Corporation had three reportable segments, as applicable: International, United Kingdom and Australia, as well as a Corporate cost center. See note 2. Revenue within these operating segments is further divided into the Poker, Gaming, Betting and Other lines of operation, as applicable. The CODM receives geographic and lines of operation revenue information throughout the year for the purpose of assessing their respective performance. Certain costs are included in Corporate. “Corporate” in itself is not a reporting segment, but it comprises costs that are not directly allocable to any of the operating segments or relate to a corporate function (i.e., tax and treasury).

Further, each reporting segment incurs certain costs, which are not segregated among major lines of operations within each reporting segment as they share the same office infrastructure, workforce and administrative resources. The Corporation cannot develop or produce reports that provide the true costs by major lines of operations within each reporting segment without unreasonable effort or expense.

The primary measure used by the CODM for the purpose of decision making and/or evaluation of a segment is Adjusted EBITDA. The Corporation defines Adjusted EBITDA as net earnings before financial expenses, income tax expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation table below.

However, the CODM also uses other key measures as inputs, including, without limitation, revenue and capital expenditures, to supplement the decision-making process.

Segmental information for the three months ended March 31, 2019:

	Three Months Ended March 31, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations ***	Consolidated
Revenue	340,613	179,097	62,174	—	(1,500)	580,384
Poker	214,149	3,290	—	—	—	217,439
Gaming	98,908	90,303	—	—	—	189,211
Betting	20,049	74,497	61,120	—	—	155,666
Other	7,507	11,007	1,054	—	(1,500)	18,068

Adjusted EBITDA (**)	159,340	42,219	8,630	(14,834)	—	195,355

Net financing charges	—	—	—	46,977	—	46,977

Depreciation and amortization	37,979	61,671	9,442	202	—	109,294

Capital expenditures	16,480	7,800	4,391	56	—	28,727

Segmental information for the three months ended March 31, 2018:

	Three Months Ended March 31, 2018 *
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations	Consolidated
Revenue	381,766	—	11,125	—	—	392,891
Poker	245,870	—	—	—	—	245,870
Gaming	106,710	—	—	—	—	106,710
Betting	16,686	—	11,125	—	—	27,811
Other	12,500	—	—	—	—	12,500

Adjusted EBITDA (**)	186,407	—	(846)	(10,539)	—	175,022

Net financing charges	—	—	—	38,351	—	38,351

Depreciation and amortization	37,969	—	1,280	9	—	39,258

Capital expenditures	11,275	—	1,110	58	—	12,443

* The Corporation reclassified certain amounts in the comparative period segmental results. See note 2.

** Adjusted EBITDA is used internally by the CODM when analyzing underlying segment performance.

*** The Corporation has excluded from its consolidated results $1.5 million of Other revenue included in the United Kingdom segment related to certain non-gaming related transactions with the International segment. A corresponding exclusion in the consolidated results is recorded to sales and marketing expense in the International segment.

A reconciliation of Adjusted EBITDA to Net earnings is as follows:

	Three Months Ended March 31,
In thousands of U.S. Dollars	2019	2018
Consolidated
Adjusted EBITDA	195,355	175,022
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	(15,191)
Stock-based compensation	(2,736)	(2,383)
Gain (loss) from investments and associates	67	(512)
Impairment of property and equipment and intangible assets	(154)	(115)
Other costs	(21,701)	(3,696)
Total adjusting items	(24,524)	(21,897)
Depreciation and amortization	(109,294)	(39,258)
Operating income	61,537	113,867
Net financing charges	(46,977)	(38,351)
Earnings before income taxes	14,560	75,516
Income tax recovery (expense)	13,098	(1,155)
Net earnings	27,658	74,361

The distribution of the Corporation’s assets by reporting segment is as follows:

	International	United Kingdom	Australia	Corporate	Total
Total assets as at March 31, 2019	5,180,597	5,484,498	517,585	112,548	11,295,228

Total assets as at December 31, 2018	5,248,115	5,430,110	510,805	76,508	11,265,538

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at March 31,	As at December 31,
In thousands of U.S. Dollars	2019	2018
Geographic Area
Canada	74,747	66,830
Isle of Man	4,323,673	4,346,599
Italy	27	30
United Kingdom	5,280,130	5,191,994
Australia	461,988	456,422
Other licensed or approved jurisdictions	62,226	31,973
	10,202,791	10,093,848

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third-party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three months ended March 31, 2019 or 2018, or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise:

	Three Months Ended March 31, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
Isle of Man	72,782	—	—	(1,500)	71,282
Malta	110,437	—	—	—	110,437
Italy	43,106	78	—	—	43,184
United Kingdom	14,998	176,747	—	—	191,745
Spain	27,567	79	—	—	27,646
Australia	—	93	62,174	—	62,267
Other licensed or approved jurisdictions	71,723	2,100	—	—	73,823
	340,613	179,097	62,174	(1,500)	580,384

	Three Months Ended March 31, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations	Total
Geographic Area
Isle of Man	99,842	—	—	—	99,842
Malta	132,380	—	—	—	132,380
Italy	41,626	—	—	—	41,626
United Kingdom	20,150	—	—	—	20,150
Spain	31,628	—	—	—	31,628
Australia	—		11,125		11,125
Other licensed or approved jurisdictions	56,140	—	—	—	56,140
	381,766	—	11,125	—	392,891

* The Corporation has excluded from its consolidated results $1.5 million of Isle of Man revenue included in the United Kingdom segment related to certain non-gaming related transactions with the International segment. A corresponding exclusion in the consolidated results is recorded to sales and marketing expense in the International segment.

6.EXPENSES CLASSIFIED BY NATURE

	Three Months Ended March 31,
In thousands of U.S. Dollars	2019	2018
Cost of revenue (excluding depreciation and amortization)
Direct selling costs	32,805	11,919
Gaming duty, levies and fees	101,558	47,980
Processor and other operating costs	28,273	20,365
	162,636	80,264
General and administrative
Salaries and wages	80,134	48,780
Legal and professional fees	19,620	16,505
Impairment of property and equipment and intangible assets	154	115
Gain on disposal of investments and other assets	—	(517)
Acquisition-related costs	—	7,663
Foreign exchange loss	880	6,007
IT and software costs	27,320	7,410
Other operational costs	21,955	16,086
Depreciation and amortization	109,294	39,258
	259,357	141,307
Net financing charges
Interest on long-term debt	66,619	25,905
Other interest expense	1,580	397
Gain on re-measurement of deferred contingent payment *	(9,378)	—
Gain on re-measurement of Embedded Derivative **	(22,600)	—
Unrealized foreign exchange loss on financial instruments associated with financing activities	1,632	—
Ineffectiveness on cash flow hedges	1,856	—
Accretion expense	8,269	12,506
Interest income	(1,001)	(457)
	46,977	38,351

* See notes 3 and 14 for details regarding the recognition and measurement of the deferred contingent payment.

** See notes 9, 10 and 14 for details regarding the recognition and measurement of the Embedded Derivative.

7.INCOME TAXES

The Corporation’s applicable Canadian statutory tax rate is equal to the Federal and Provincial combined tax rate for the period applicable in the jurisdiction within Canada where the Corporation’s head office is registered (i.e., Ontario). The Corporation’s primary operations were previously in the Isle of Man and Malta and subsequent to the Australian Acquisitions and SBG Acquisition, are now also in Australia and the United Kingdom. Income taxes reported differ from the amount computed by applying the Canadian statutory rates to earnings before income taxes primarily due to differences in statutory rates across the countries where the Corporation operates and where the Corporation is incorporated, among other factors. The reconciliation is as follows:

	Three Months Ended March 31,
In thousands of U.S. Dollars	2019	2018
Net earnings before income taxes	14,560	75,516
Canadian statutory tax rate	26.5%	26.5%
Income taxes at Canadian statutory tax rate	3,858	20,012
Non-taxable income	(5,719)	(164)
Non-deductible expenses	1,545	993
Differences in effective income tax rates in foreign jurisdictions	(17,806)	(35,880)
Deferred tax assets not recognized	8,801	15,538
Provision true up	(3,777)	656
Income tax (recovery) expense	(13,098)	1,155

The Corporation’s effective income tax rate for the three months ended March 31, 2019, was (90.0)% (March 31, 2018 – 1.5%) The income tax recovery for the three months ended March 31, 2019 includes $12.9 million (March 31, 2018 – 0.4 million) in relation to the income tax recovery on the amortization expense of acquired intangible assets from the Australian Acquisitions and the SBG Acquisition.

The Corporation’s income taxes for the three months ended March 31, 2019 were impacted by the tax recovery on amortization of intangible assets and the geographic diversity of its taxable earnings. The Corporation expects that this will continue in future periods following the Australia Acquisitions and the SBG Acquisition, which have operations primarily in Australia and the United Kingdom, respectively, where statutory corporate income tax rates are higher than the corporate income tax rates in the Isle of Man and Malta, where the Corporation primarily operated from prior to these acquisitions.

Significant components of the Corporation’s deferred income tax asset balance at March 31, 2019 and December 31, 2018 are as follows:

In thousands of U.S. Dollars	Property & Equipment	Intangibles	Tax Losses	Other	Total *
At January 1, 2018	148	—	174	4,484	4,806
Credited (charged) to net earnings	41	—	1,051	(1,008)	84
Credited to other comprehensive income	—	—	—	53	53
Charged directly to equity - share-based payment transactions	—	—	—	(359)	(359)
Acquisition of subsidiary	1,016	—	—	9,921	10,937
Foreign exchange on translation	(61)	—	(34)	(1,177)	(1,272)
At December 31, 2018	1,144	—	1,191	11,914	14,249
Opening adjustment	35	—	(5)	167	197
At January 1, 2019	1,179	—	1,186	12,081	14,446
Credited (charged) to net earnings	(125)	—	5,192	(1,659)	3,408
Credited to other comprehensive income	—	—		(49)	(49)
Reallocated to deferred tax liability	—	—		(31)	(31)
Foreign exchange on translation	26	—	22	207	255
At March 31, 2019	1,080	—	6,400	10,549	18,029

Significant components of the Corporation’s deferred income tax liability balance at March 31, 2019 and December 31, 2018 are as follows:

In thousands of U.S. Dollars	Property & Equipment	Intangibles	Tax Losses	Other	Total *
At January 1, 2018	(45)	(16,130)	—	—	(16,175)
(Charged) credited to net earnings	(82)	15,525	—	(513)	14,930
Acquisition of subsidiary	—	(620,796)	—	(465)	(621,261)
Foreign exchange on translation	6	29,278	—	51	29,335
At December 31, 2018	(121)	(592,123)	—	(927)	(593,171)
Opening adjustment	(9)	(131)	—	(57)	(197)
At January 1, 2019	(130)	(592,254)	—	(984)	(593,368)
(Charged) credited to net earnings	(28)	12,775	—	(19)	12,728
Reallocated from deferred tax asset	—	—	—	31	31
Foreign exchange on translation	(4)	(11,777)	—	(15)	(11,796)
At March 31, 2019	(162)	(591,256)	—	(987)	(592,405)

* Deferred taxes by category above are presented on a gross basis. The statements of financial position present deferred taxes net for amounts included within the same jurisdiction.

8.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Three Months Ended March 31,
	2019	2018
Numerator
Numerator for basic and diluted earnings per Common Share – Net Earnings attributable to shareholders of The Stars Group Inc.	$27,913,000	$75,451,000
Denominator
Denominator for basic earnings per Common Share – weighted average number of Common Shares	273,368,183	148,232,971
Effect of dilutive securities
Stock options	241,185	1,381,259
Performance share units	247,857	235,943
Deferred share units	23,988	99,348
Restricted share units	65,012	97,085
Warrants	—	1,681,463
Convertible Preferred Shares	—	57,767,604
Effect of dilutive securities	578,042	61,262,702
Dilutive potential for diluted earnings per Common Share	273,946,225	209,495,673
Basic earnings per Common Share	$0.10	$0.51
Diluted earnings per Common Share	$0.10	$0.36

9.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at March 31, 2019, and at December 31, 2018 (all capitalized terms used in the tables below relating to such long-term debt are defined below in this note):

In thousands of U.S. Dollars (except as noted)	Contractual interest rate	March 31, 2019, Principal outstanding balance in currency of borrowing	March 31, 2019 Carrying amount in USD	December 31, 2018, Principal outstanding balance in currency of borrowing	December 31, 2018 Carrying amount in USD
USD First Lien Term Loan	6.30%	3,448,188	3,373,357	3,557,125	3,479,823
EUR First Lien Term Loan	3.75%	850,000	933,297	850,000	951,980
Senior Notes	7.00%	1,000,000	980,155	1,000,000	980,008
Loan payable to non-controlling interest	0.00%	51,936	36,896	49,936	35,147
Total long-term debt			5,323,705		5,446,958
Current portion			131,750		35,750
Non-current portion			5,191,955		5,411,208

The Corporation’s change in the long-term debt balance from December 31, 2018 to March 31, 2019 was as follows:

In thousands of U.S. Dollars	Opening Balance	New debt	Debt repayments	Interest Accretion *	Translation	Closing Balance
USD First Lien Term Loan	3,479,823	—	(108,938)	2,472	—	3,373,357
EUR First Lien Term Loan	951,980	—	—	697	(19,379)	933,298
Senior Notes	980,008	—	—	146	—	980,154
Loan payable to non-controlling interest	35,147	1,421	—	—	328	36,896
Total	5,446,958	1,421	(108,938)	3,315	(19,051)	5,323,705

* Interest accretion represents interest expense calculated at the effective interest rate less interest expense calculated at the contractual interest rate and is recorded in net financing charges in the unaudited interim condensed consolidated statements of earnings.

As at March 31, 2019, the contractual principal repayments of the Corporation’s outstanding long-term debt over the next five years amount to the following:

In thousands of U.S. Dollars	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
USD First Lien Term Loan	131,750	35,750	35,750	35,750	35,750	3,173,438
EUR First Lien Term Loan	—	—	—	—	—	953,988
Senior Notes	—	—	—	—	—	1,000,000
Loan payable to non-controlling interest	—	36,896	—	—	—	—
Total	131,750	72,646	35,750	35,750	35,750	5,127,426

Revolving Facility and First Lien Term Loans

On July 10, 2018, the Corporation, obtained a first lien revolving facility of $700 million (the “Revolving Facility”), USD first lien term loans of $3.58 billion (the “USD First Lien Term Loan”), and EUR first lien term loans of €850 million (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”). The Revolving Facility matures on July 10, 2023 and the First Lien Term Loans mature on July 10, 2025. On February 22, 2019, the Corporation made a voluntary prepayment of $100.0 million of its USD First Lien Term Loan, including accrued and unpaid interest, using available cash on the statement of financial position. As at March 31, 2019 and December 31, 2018 there were no amounts outstanding under the Revolving Facility. The Corporation had $74.0 million of letters of credit issued but undrawn as of March 31, 2019. Availability under the Revolving Facility as at March 31, 2019 was $626.0 million.

Senior Notes

On July 10, 2018, two of the Corporation’s subsidiaries, Stars Group Holdings B.V. and Stars Group (US) Co-Borrower, LLC (the “Issuers”), issued 7.00% Senior Notes (the “Senior Notes”) at par in an aggregate principal amount of $1.00 billion. The Senior Notes mature on July 15, 2026.

10.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk and uses derivative financial instruments for risk management and mitigation purposes. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position. The Corporation’s approach and objectives for hedge accounting remain consistent with the prior year.

The following table summarizes the fair value of derivatives as at March 31, 2019 and December 31, 2018:

	Three months ended March 31, 2019		Year ended December 31, 2018
In thousands of U.S. Dollars	Assets	Liabilities	Assets	Liabilities
Derivatives held for hedging

Derivatives designated in cash flow hedges
Cross currency interest rate swaps	61,713	—	41,117	1,096
Interest rate swap	—	10,301	—	4,972
Total derivatives designated in cash flow hedges	61,713	10,301	41,117	6,068

Derivatives designated in net investment hedges
Cross currency interest rate swaps	—	71,167	1,866	—
Total derivatives designated in net investment hedge	—	71,167	1,866	—

Total derivatives held for hedging	61,713	81,468	42,983	6,068

Derivatives held for risk management not designated in hedges
Forward contracts	209	—	—	208
Unsettled bets	—	17,726	—	16,285
Embedded derivative	34,200	—	11,600	—
Total derivatives held for risk management not designated in hedges	34,409	17,726	11,600	16,493

11. PROVISIONS

The carrying amounts of provisions as at March 31, 2019 and December 31, 2018 and the movements in the provisions during the three months ended March 31, 2019 are as follows:

In thousands of U.S. Dollars	Player bonuses and jackpots	Deferred payment provision	Restructuring provision	Other	Total
Balance at December 31, 2018	18,584	6,300	9,713	8,594	43,191
Adjustment to provision recognized	1,713	—	(598)	1,018	2,133
Payments	(4,676)	—	(7,121)	(1,826)	(13,623)
Accretion of discount	—	—	—	41	41
Foreign exchange translation losses	425	—	34	219	678
Balance at March 31, 2019	16,046	6,300	2,028	8,046	32,420

Current portion at December 31, 2018	18,584	6,300	9,713	4,592	39,189
Non-current portion at December 31, 2018	—	—	—	4,002	4,002
Current portion at March 31, 2019	16,046	6,300	2,028	4,496	28,870
Non-current portion at March 31, 2019	—	—	—	3,550	3,550

* The provision of $6.3 million as at March 31, 2019 is contingent on future events.

12.SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series. As at March 31, 2019, 273,199,144 Common Shares were issued, outstanding and fully paid (December 31, 2018 – 273,177,244).

During the three months ended March 31, 2019, the Corporation issued 21,900 Common Shares for cash consideration of $0.3 million as a result of the exercise of stock options. The exercised stock options were initially valued at $0.1 million. Upon exercise, the values originally allocated to the stock options in the Equity reserve were reallocated to the Common Shares so issued.

13.RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity as at March 31, 2019 and December 31, 2018 and the movements in the related reserves balances for the three months ended March 31, 2019 and the year ended December 31, 2018:

In thousands of U.S. Dollars	Acquisition reserve	Warrants	Equity	Treasury	Cumulative translation	Available for sale investments	Financial assets at FVOCI	Cash flow hedging	Other	Total
Balance – January 1, 2018	—	14,688	36,865	(29,542)	(120,694)	—	168	(33,983)	(9,629)	(142,127)
Cumulative translation adjustments	—	—	—	—	(93,350)	—	—	—	—	(93,350)
Stock-based compensation	—	—	12,806	—	—	—	—	—	—	12,806
Exercise of stock options and settlement of equity awards	—	—	(6,982)	—	—	—	—	—	—	(6,982)
Re-allocation from warrants reserve to share capital for exercised warrants	—	(14,688)	—	—	—	—	—	—	—	(14,688)
Reclassified to net earnings	—	—	—	—	—	—	(311)	(45,271)	—	(45,582)
Unrealized (losses) gains	—	—	—	—	—	—	(339)	41,201	—	40,862
Deferred Tax on Re-measurements	—	—	—	—	—	—	53	—	—	53
Reversal of deferred tax on stock-based compensation	—	—	(359)	—	—	—	—	—	—	(359)
Impairment of debt instruments at FVOCI	—	—	—	—	—	—	(84)	—	—	(84)
Further acquisition of subsidiary	(220,023)	—	—	—	—	—	—	—	(155)	(220,178)
Balance – December 31, 2018	(220,023)	—	42,330	(29,542)	(214,044)	—	(513)	(38,053)	(9,784)	(469,629)
Cumulative translation adjustments	—	—	—	—	95,785	—	—	—	—	95,785
Stock-based compensation	—	—	2,736	—	—	—	—	—	—	2,736
Exercise of stock options and settlement of equity awards	—	—	(51)	—	—	—	—	—	—	(51)
Reclassified to net earnings	—	—	—	—	—	—	(73)	(42,557)	—	(42,630)
Unrealized (losses) gains	—	—	—	—	—	—	698	18,910	—	19,608
Deferred Tax on Re-measurements	—	—	—	—	—	—	(49)	—	—	(49)
Impairment of debt instruments at FVOCI	—	—	—	—	—	—	5	—	—	5
Balance – March 31, 2019	(220,023)	—	45,015	(29,542)	(118,259)	—	68	(61,700)	(9,784)	(394,225)

During the three months ended March 31, 2019, 24,822 deferred share units and 4,125 restricted share units were granted. The grant date fair value of the awards is $0.5 million.

14.FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and their low credit risk.

Certain of the Corporation’s financial assets and liabilities are measured at fair value, including at fair value through profit or loss (“FVTPL”) or FVOCI at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities were determined as at each of March 31, 2019 and December 31, 2018:

	As at March 31, 2019
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds - FVOCI	106,507	106,507	—	—
Equity in unquoted companies - FVTPL	6,830	—	—	6,830
Derivatives	96,122	—	61,922	34,200
Total financial assets	209,459	106,507	61,922	41,030

Derivatives	99,194	—	81,468	17,726
Deferred contingent payment - FVTPL	68,840	—	—	68,840
Other long-term liabilities - FVTPL	2,195	—	—	2,195
Total financial liabilities	170,229	—	81,468	88,761

	As at December 31, 2018
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds - FVOCI	103,153	103,153	—	—
Equity in unquoted companies - FVTPL	6,773	—	—	6,773
Derivatives	54,583	—	42,983	11,600
Total financial assets	164,509	103,153	42,983	18,373

Derivatives	22,561	—	6,276	16,285
Deferred contingent payment - FVTPL	77,628	—	—	77,628
Other long-term liabilities - FVTPL	2,740	—	—	2,740
Total financial liabilities	102,929	—	6,276	96,653

The fair values of other financial assets and liabilities measured at amortized cost, other than those for which the Corporation has determined that their carrying values approximate their fair values on the unaudited interim condensed consolidated statements of financial position as at each of March 31, 2019, and December 31, 2018 are as follows:

	As at March 31, 2019
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
First Lien Term Loans	4,407,547	—	4,407,547	—
Senior Notes	1,043,800	—	1,043,800	—
Total financial liabilities	5,451,347	—	5,451,347	—

	As at December 31, 2018
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
First Lien Term Loans	4,414,525	—	4,414,525	—
Senior Notes	969,370	—	969,370	—
Total financial liabilities	5,383,895	—	5,383,895	—

As part of its periodic review of fair values, the Corporation recognizes transfers, if any, between levels of the fair value hierarchy at the end of the reporting period during which the transfer occurred. There were no transfers between levels of the fair value hierarchy during the three months ended March 31, 2019 or the year ended December 31, 2018.

Valuation of Level 2 financial instruments

Long-Term Debt

The Corporation estimates the fair value of its long-term debt by using a composite price derived from observable market data for a basket of similar instruments.

Derivative Financial Instruments

The Corporation uses derivative financial instruments to manage its interest rate and foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis of the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, such as interest rate curves, as well as spot and forward rates.

To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the applicable counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of March 31, 2019 and December 31, 2018, the Corporation has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, with the exception of the Embedded Derivative, which is classified as Level 3, and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation determined that its valuations of the Swap Agreements in their entirety are classified in Level 2 of the fair value hierarchy.

Reconciliation of Level 3 fair values

Some of the Corporation’s financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at March 31, 2019, the valuation techniques and key inputs used by the Corporation for each Level 3 asset or liability were as follows:

-

Equity in private companies (Level 3 Assets): The Corporation values its equity investment in private companies with reference to earnings measures from similar businesses in the same or similar industry and adjusts for any significant changes in the earnings multiple and the valuation. A reasonable change in assumptions would not have a material impact on fair value. Changes in the fair value of equity in private companies are recorded in loss (gain) on investments within general and administrative expenses on the consolidated statements of earnings.

-

Deferred contingent payment (Level 3 Liability) in connection with the acquisition of the additional 18% equity interest in BetEasy (see note 3): The Corporation used a risk-neutral derivative-based simulation of the underlying EBITDA forecast to determine the fair value of the deferred contingent payment, and at March 31, 2019, used a discount rate of 10.5% and an EBITDA forecast with an estimated volatility of 22.5% of the historic EBITDA of comparable companies. A five-percentage point increase or decrease in the estimated volatility would have a $(4.0) million or $4.8 million impact on fair value, respectively. Changes in the fair value of the deferred contingent payment are recorded in net financing changes on the consolidated statements of earnings.

-

Embedded derivative redemption option (Level 3 Asset) in connection with the Senior Notes issuance (the “Embedded Derivative”): The Corporation used an interest rate option pricing valuation model to determine the fair value of the Embedded Derivative using an implied credit spread of 3.4% at March 31, 2019. A 10-basis point increase or decrease in the implied credit spread would have a $(2.4) million or $2.5 million impact on fair value, respectively. Changes in the fair value of the Embedded Derivative are recorded in net financing changes on the consolidated statements of earnings.

-

Unsettled bets (Level 3 Liability): The principal assumptions used in the valuation of unsettled bets is the anticipated outcomes for the events related to the unsettled bets (gross win margin). A reasonable change in the gross win margin would not have a material impact on fair value. Changes in the fair value of the unsettled bets are recorded in revenue on the consolidated statements of earnings.

-	Included within other level 3 liabilities:

o

EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the initial public offering Innova Gaming Group Inc. (TSX: IGG) (“Innova”), the Corporation entered into an EBITDA support agreement with Innova. The Corporation uses a net present value approach for the EBITDA support agreement. Changes in the fair value of the EBITDA support agreement are recorded in net financing changes on the consolidated statements of earnings.

o

Licensing Agreement (Level 3 Liability): As previously disclosed, a subsidiary of the Corporation entered into a supplier licensing agreement with NYX Gaming Group Limited (the “Licensing Agreement”). The Licensing Agreement expired during the year ended December 31, 2018.

The following tables show a reconciliation from opening balances to the closing balances for Level 3 fair values:

In thousands of U.S Dollars	Level 3 Equity investments	Level 3 Embedded Derivative
Balance – January 1, 2018	8,768	—
Recognized	—	17,700
Re-measurement of fair value	(1,974)	(6,100)
Translation	(22)	—
Balance – December 31, 2018	6,772	11,600
Re-measurement of fair value	67	22,600
Translation	(9)	—
Balance – March 31, 2019	6,830	34,200

In thousands of U.S Dollars	Level 3 Deferred contingent payment	Level 3 Unsettled Bets	Other
Balance – January 1, 2018	—	779	10,119
Acquired on business combination	84,662	19,226	—
Settlements	—	968	(7,006)
Re-measurement of fair value	(342)	(4,782)	215
Translation	(6,692)	94	(588)
Balance – December 31, 2018	77,628	16,285	2,740
Settlements	—	423	(675)
Re-measurement of fair value	(9,378)	(401)	41
Translation	590	1,419	89
Balance – March 31, 2019	68,840	17,726	2,195

15.ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16, Leases

As referenced in note 2 above, the Corporation adopted IFRS 16 on January 1, 2019. The impact of the Corporation’s transition to IFRS 16 is summarized below.

The table below illustrates the reconciliation of lease commitments not recorded on the unaudited interim condensed consolidated statement of financial position prior to the adoption of IFRS 16 to the lease liabilities recognized in connection with the transition to IFRS 16:

In thousands of U.S. Dollars
Off-balance-sheet contractual commitments	242,170
Less: non-lease contractual commitments	(150,055)
Off-balance-sheet commitments for lease obligations	92,115
Current leases with a lease term of 12 months or less (short-term leases)	(24,618)
Variable lease payments that do not depend on an index or rate	(3,325)
Other	1,992
Undiscounted lease liabilities as at January 1, 2019	66,164
Effect of discounting	(6,679)
Present value of lease liabilities as at January 1, 2019	59,485

The weighted average discount rate applied to the Corporation’s leases is 3.88%.

The table below illustrates the impact of the adoption of IFRS 16 to the unaudited interim condensed consolidated statement of financial position as at January 1, 2019:

In thousands of U.S. Dollars	Original January 1, 2019 (IAS 17)	Adjustment on adoption of IFRS 16	January 1, 2019 (IFRS 16)
Right-of-use assets (included in Property and equipment)	—	57,288	57,288
Prepaid expenses and other non-current assets	32,760	(776)	31,984
Net impact on total assets		56,512

Lease liabilities	—	59,485	59,485
Other long-term liabilities	79,716	(2,973)	76,743
Net impact on total liabilities		56,512

Retained earnings	—	—	—

The table below illustrates the right-of-use assets, included as part of property and equipment in the consolidated statement of financial position by asset class:

In thousands of U.S. Dollars	Land and Buildings	Computer Equipment	Total
Net carrying amount
January 1, 2019	44,576	12,712	57,288
March 31, 2019	50,437	13,573	64,010

The table below illustrates the contractual maturity of recognized lease liabilities in the unaudited interim condensed consolidated statement of financial position:

In thousands of U.S. Dollars	January 1, 2019	March 31, 2019
Lease liabilities
Current portion of lease liabilities	14,985	18,996
Long-term portion of lease liabilities	44,500	48,405
	59,485	67,401

Maturity analysis (undiscounted)
Not later than 1 year	14,985	18,991
Later than 1 year and not later than 5 years	41,214	45,945
Later than 5 years	9,965	8,987
	66,164	73,923

The table below illustrates the impact of the adoption of IFRS 16 to the unaudited interim condensed consolidated statement of earnings for the three months ended March 31, 2019:

In thousands of U.S. Dollars	For the Three Months Ended March 31, 2019
Impact on earnings for the period
Increase in depreciation and amortization expenses	(4,171)
Increase in finance costs	(600)
Decrease in other expenses	4,504
(Decrease) in earnings for the period	(267)

Impact on earnings per share
(Decrease) in earnings per share
Basic	(0.00)
Diluted	(0.00)

During the three months ended March 31, 2019, the Corporation recorded lease rental expense of $1.6 million within general and administrative expenses related to short term and low value leases.

IFRIC 23, Uncertainty over Income Tax Treatments

As referenced in note 2 above, the Corporation adopted IFRIC 23 on January 1, 2019. The adoption of the interpretation did not have a material impact on the unaudited interim condensed consolidated financial statements.

16.	SUBSEQUENT EVENTS

FOX Sports Partnership

On May 8, 2019, the Corporation and FOX Sports (“FOX Sports”), a unit of Fox Corporation (Nasdaq: FOXA, FOX) (“FOX”), announced plans to launch FOX Bet, the first-of-its kind national media and sports wagering partnership in the United States. In addition to the commercial agreement of up to 25 years and associated product launches, FOX also acquired 14,352,331 newly issued Common Shares, representing 4.99% of the Corporation’s issued and outstanding Common Shares, at a price of $16.4408 per share, for aggregate proceeds of $235.9 million. The Common Shares issued to FOX are subject to certain transfer restrictions for two years, subject to customary exceptions.

Under the commercial agreement, FOX Sports will grant to the Corporation an exclusive license for the use of certain FOX Sports trademarks for a range of immersive games and online sports wagering, and certain exclusive advertising and editorial integration rights on certain FOX Sports broadcast media and digital assets. As part of the transaction, FOX Sports will receive certain brand license, integration and affiliate fees. In addition, during the term of the commercial agreement, the Corporation has agreed to a minimum annual advertising commitment on certain FOX media assets. Prior to the tenth anniversary of the commercial agreement, and subject to certain conditions and applicable gaming regulatory approvals, FOX Sports has the right to acquire up to a 50% equity stake in the Corporation’s U.S. business.

Prepayment of First Lien Term Loans

On May 14, 2019, the Corporation prepaid $250 million of its USD First Lien Term Loans, including accrued and unpaid interest, using the proceeds from the issuance of Common Shares to FOX as described above and cash on its balance sheet.